Rainchief Energy Inc.
885 West Georgia Street, Suite 1500
Vancouver, BC V6C 3E8

January 25, 2012

Nueva Oil & Gas Corporation
Suite 700.444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8

Attention: Norman MacKenzie, President

Re: Farmout Agreement
Gulf Jensen Prospect, New Mexico

The purpose of this letter of intent is to summarize our discussions to-date and to confirm the mutual intention of Rainchief and Nueva, to have Nueva provide Rainchief with the right to acquire up to a 90 percent working interest in certain oil and gas leases in Curry County, New Mexico that Nueva will option from Amato Exploration Ltd. hereinafter referenced as the "Gulf Jensen Prospect" (with the agreement between Amato and Nueva hereafter referenced as the "Amato Agreement"). Our agreement to proceed is subject to the settlement of a formal, comprehensive farm-in agreement in form and substance satisfactory to the parties and their respective counsel acting reasonably as well as the execution of the Amato Agreement. Other than the provisions of this letter respecting exclusivity, termination and general provisions (as identified in Part II below) which will become binding upon acceptance of this letter, this letter is not intended to constitute a binding offer or agreement. Accordingly, the following are the terms and conditions under which we are prepared to enter into such definitive farm-in agreement.

PART I - NON-BINDING PROVISIONS

1. *Transaction*

   Rainchief is considering the opportunity to farm-in to the Gulf Jensen Prospect up to a 90% working interest.

2. *Consideration*

   Such form and in such amount as Rainchief and Nueva may determine. It will include cash in one or more installments and the completion of certain exploration programs by Rainchief in respect of the Gulf Jensen Prospect.

3. *Timetable for Transaction*

   The parties shall execute a definitive farm-in agreement (the "Definitive Agreement") on or before February 10, 2012 (or such other date as may be mutually agreed).

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4. *Due Diligence*

On signing this Letter, Nueva will provide Rainchief and its representatives, advisors and consultants with reasonable access, at reasonable times, to all matters related to the Gulf Jensen Prospect, in order to conduct its due diligence investigations.

PART II - BINDING PROVISIONS

In consideration of the costs to be borne by Rainchief in pursuing this transaction, upon due execution by Rainchief and Nueva of this Letter, the following lettered paragraphs of this Letter (collectively, the "Binding Provisions") will constitute the legal binding and enforceable agreement of Rainchief and Nueva.

A. *Non-Binding Provisions Not Enforceable*

Neither the Non-Binding Provisions nor any prior or subsequent conduct, action or dealing between or among the parties will create or constitute any legal binding obligation or agreement between or among Rainchief, of the one part, and Nueva of the other part, and none of the parties shall have any recourse or liability to the other relating to the Non-Binding Provisions.

B. *Exclusive Dealing*

From the date of this Letter until February 10, 2012, Nueva shall not directly or indirectly, solicit or entertain offers from, provide information to, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the farm-out of any interest in the Gulf Jensen Prospect.

C. *Entire Agreement*

The Binding Provisions constitute the entire agreement between the parties, superseding all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter of this Letter.

D. *Governing Law*

The Binding Provisions shall be governed by and construed in accordance with the laws of the Province of Alberta and laws of Canada applicable in Alberta.

E. *Termination*

The Binding Provisions may be terminated: (i) by mutual written consent of Rainchief and Nueva; or (ii) upon written notice by Rainchief to Nueva or Nueva to Rainchief, if the Definitive Agreement has not been executed by February 10, 2012.

Please sign and date this Letter in the space provided below to confirm the mutual agreements set forth in the Binding Provisions and return a copy signed by Nueva and Silverback to the undersigned whereupon we will each immediately begin all necessary due diligence examinations and you will engage your legal counsel to begin the preparation and

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settlement in good faith of the definitive farm-in agreement which will canvass the above matters with the required detail.

Yours truly;
RAINCHIEF ENERGY INC.

Brad Moynes, President

Agreed to this 25th day of January, 2012

NUEVA OIL & GAS CORPORATION

Norman Mackenzie, President